Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

GE Commences Exchange Offer to Complete Separation of Synchrony Financial

FAIRFIELD, Conn. – October 19, 2015 – GE (NYSE: GE) today commenced an offer to exchange GE common stock for common stock of Synchrony Financial (NYSE: SYF) presently owned by GE. This exchange offer is in connection with the previously announced separation of Synchrony, the largest provider of private label credit cards in the United States*, from GE. The exchange offer is expected to conclude the week of November 16, 2015.

Last week, Synchrony Financial received approval from the Federal Reserve to become a stand-alone savings and loan holding company following the completion of the exchange offer. In the exchange offer, or split-off, GE shareholders will have the option to tender for exchange some, none, or all of their shares of GE common stock for shares of Synchrony. GE shares tendered and accepted for exchange will reduce the outstanding shares of GE.

The separation of Synchrony Financial is consistent with GE’s stated strategy of focusing on its industrial core and reducing the size of its financial businesses. The separation reduces the systemic footprint of GE Capital and will allow Synchrony to operate as a stand-alone company and pursue a long-term strategy that is focused only on its own business objectives.

“The Synchrony exchange is an important part of GE’s transformation into a simpler, more focused company,” said GE Chairman and CEO Jeff Immelt. “We expect the exchange will reduce the outstanding float of GE common stock by 6%-7%, and if fully subscribed, would represent the equivalent of about $18 billion-$21 billion in GE stock buyback, subject to the relative performance of GE and Synchrony stock prices. With the launch of today’s exchange offer and progress to-date on the GE Capital Exit Plan, we are on track to return more than $90 billion to investors from 2015 to 2018 with more than 90% of our earnings coming from high-return industrial businesses.”

Key Elements of the Exchange Offer

The exchange offer is designed to provide GE shareholders an opportunity to exchange their shares of GE common stock for shares of Synchrony common stock at a 7% discount, subject to an upper limit of 1.1308 shares of Synchrony common stock per share of GE common stock. If the upper limit is not in effect, for each $100.00 of shares of GE common stock accepted in the exchange offer, tendering shareholders would receive approximately $107.53 of Synchrony common stock.

The final exchange ratio will be announced in a press release to be issued by 9:00 a.m., New York City time, on November 13, 2015, unless the exchange offer is extended or terminated. It will be based on the per-share values determined by the average of the daily volume-weighted average prices (“VWAPs”) for GE and Synchrony common stock for the three consecutive trading days ending on and including the second trading day preceding the expiration date of the exchange offer, currently expected to be

November 10, 11 and 12, 2015. The final exchange ratio, when announced, and a daily indicative exchange ratio beginning at the end of the third day of the exchange offer period, will be available at www.edocumentview.com/GEexchange.

The exchange offer is expected to be tax-free to participating shareholders for U.S. federal income tax purposes, except in respect of cash received for fractional shares. The completion of the exchange offer is subject to certain conditions, including: the distribution of at least 634,743,750 shares of Synchrony common stock in exchange for shares of GE common stock tendered in the exchange offer; the private letter ruling from the Internal Revenue Service remaining in effect as to certain issues relating to, and GE receiving an opinion from tax counsel confirming, the tax-free treatment of the split-off and pro rata spin-off, if any, to GE and its shareholders; and the Federal Reserve Board’s prior approval of the Synchrony application to become a standalone savings and loan company and to retain control of Synchrony Bank, a subsidiary of Synchrony, following separation from GE continuing to be effective, among other things.

GE owns 705,270,833 shares of Synchrony common stock, which represent approximately 84.6% of the outstanding common stock of Synchrony. Since the exchange offer is subject to proration if it is oversubscribed, the number of shares of GE common stock that GE accepts in the exchange offer may be less than the number of shares tendered.

The exchange offer will be available for at least 20 business days and is currently scheduled to expire at 12:00 midnight, New York City time, at the end of the day on November 16, 2015 unless extended or terminated.

Advisors

Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC will serve as the dealer managers for the exchange offer.

About GE

GE (NYSE: GE) is the world’s Digital Industrial Company, transforming industry with software-defined machines and solutions that are connected, responsive and predictive. GE is organized around a global exchange of knowledge, the “GE Store,” through which each business shares and accesses the same technology, markets, structure and intellect. Each invention further fuels innovation and application across our industrial sectors. With people, services, technology and scale, GE delivers better outcomes for customers by speaking the language of industry. www.ge.com

*	Source: The Nilson Report (April, 2015, Issue # 1062) - based on 2014 data.

Investor Contact:

Matt Cribbins, +1 203-373-2424, matthewg.cribbins@ge.com

Media Contacts:

GE:

Seth Martin, +1 203-572-3567, seth.martin@ge.com

GE Capital:

Susan Bishop, +1 203-750-5362, susan.bishop@ge.com

Additional Information and Where to Find It

This document is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. Synchrony will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Prospectus and GE will file with the SEC a Schedule TO, which will more fully describe the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus will contain important information about the exchange offer, GE, Synchrony and related matters, and GE will deliver the Prospectus to holders of GE common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of GE, Synchrony or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Holders of GE common may obtain copies of the Prospectus, other related documents, and any other information that GE and Synchrony file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of GE common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of GE common stock who call (866) 300-8594 (toll-free in the United States) or (781) 575-2173 (international). These documents may also be obtained for free from www.edocumentview.com/GEexchange; this website is expected to be available later today.

Forward-Looking Statements

This document contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” or “target.”

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about our announced plan to reduce the size of our financial services businesses, including expected cash and non-cash charges associated with this plan; expected income; earnings per share; revenues; organic growth; margins; cost structure; restructuring charges; cash flows; return on capital; capital expenditures, capital allocation or capital structure; dividends; and the split between Industrial and GE Capital earnings.

For us, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include:

•	failure to consummate the exchange offer;

•	obtaining (or the timing of obtaining) any required regulatory reviews or approvals or any other consents or approvals associated with our announced plan to reduce the size of our financial services businesses;

•	our ability to complete incremental asset sales as part of that plan in a timely manner (or at all) and at the prices we have assumed;

•	changes in law, economic and financial conditions, including interest and exchange rate volatility, commodity and equity prices and the value of financial assets, including the impact of these conditions on our ability to sell or the value of incremental assets to be sold as part of our announced plan to reduce the size of our financial services businesses as well as other aspects of that plan;

•	the impact of conditions in the financial and credit markets on the availability and cost of GECC’s funding, and GECC’s exposure to counterparties;

•	the impact of conditions in the housing market and unemployment rates on the level of commercial and consumer credit defaults;

•	pending and future mortgage loan repurchase claims and other litigation claims in connection with WMC, which may affect our estimates of liability, including possible loss estimates;

•	our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so;

•	the adequacy of our cash flows and earnings and other conditions, which may affect our ability to pay our quarterly dividend at the planned level or to repurchase shares at planned levels;

•	GECC’s ability to pay dividends to GE at the planned level, which may be affected by GECC’s cash flows and earnings, financial services regulation and oversight, and other factors;

•	our ability to convert pre-order commitments/wins into orders;

•	the price we realize on orders since commitments/wins are stated at list prices;

•	customer actions or developments such as early aircraft retirements or reduced energy demand and other factors that may affect the level of demand and financial performance of the major industries and customers we serve;

•	the effectiveness of our risk management framework;

•	the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including the impact of financial services regulation and litigation;

•	adverse market conditions, timing of and ability to obtain required bank regulatory approvals, or other factors relating to us or Synchrony Financial that could prevent us from completing the Synchrony Financial split-off as planned;

•	our capital allocation plans, as such plans may change including with respect to the timing and size of share repurchases, acquisitions, joint ventures, dispositions and other strategic actions;

•	our success in completing, including obtaining regulatory approvals for, announced transactions, such as the proposed transactions and alliances with Alstom, Appliances and our announced plan to reduce the size of our financial services businesses, and our ability to realize anticipated earnings and savings;

•	our success in integrating acquired businesses and operating joint ventures;

•	the impact of potential information technology or data security breaches; and

•	the other factors that are described in “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014.

These or other uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

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